UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                         MISSION RESOURCES CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common stock, $.01 par value per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                   605109107
                 ---------------------------------------------
                                (CUSIP Number)

                               James L. Foorman
                            Guggenheim Capital, LLC
                      227 West Monroe Street, Suite 4000
                               Chicago, IL 60606
                                (312) 827-0100
-------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 3, 2005
    -----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |X|.








(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                                             SCHEDULE 13D
----------------------------------------------------------------------------------------------------
                                                  13D
---------------------------------------------------------              -----------------------------
CUSIP No. 605109107                                                            Page 2 of 12 Pages
---------------------------------------------------------              -----------------------------


----------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS:  Stellar Funding, Ltd.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
----------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                 (a) | |
                                                                                         (b) |X|
----------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

----------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
----------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(D) OR 2(E)                                                              | |
----------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
----------------------------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                          N/A
   NUMBER OF      ----------------------------------------------------------------------------------
    SHARES           8    SHARED VOTING POWER
 BENEFICIALLY             6,250,000
   OWNED BY       ----------------------------------------------------------------------------------
     EACH            9    SOLE DISPOSITIVE POWER
   REPORTING              N/A
    PERSON        ----------------------------------------------------------------------------------
     WITH           10    SHARED DISPOSITIVE POWER
                          6,250,000
----------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,000,000
----------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES          | |
----------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.03%
----------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          OO
----------------------------------------------------------------------------------------------------




                                             SCHEDULE 13D
----------------------------------------------------------------------------------------------------
                                                  13D
---------------------------------------------------------              -----------------------------
CUSIP No. 605109107                                                            Page 3 of 12 Pages
---------------------------------------------------------              -----------------------------


----------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS:  Guggenheim Investment Management, LLC
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):  36-4475884
----------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                 (a) | |
                                                                                         (b) |X|
----------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

----------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
----------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(D) OR 2(E)                                                              | |
----------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
----------------------------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                          N/A
   NUMBER OF      ----------------------------------------------------------------------------------
    SHARES           8    SHARED VOTING POWER
 BENEFICIALLY             6,250,000
   OWNED BY       ----------------------------------------------------------------------------------
     EACH            9    SOLE DISPOSITIVE POWER
   REPORTING              N/A
    PERSON        ----------------------------------------------------------------------------------
     WITH           10    SHARED DISPOSITIVE POWER
                          6,250,000
----------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,000,000
----------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES          | |
----------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.03%
----------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          OO, IA
----------------------------------------------------------------------------------------------------



                                             SCHEDULE 13D
----------------------------------------------------------------------------------------------------
                                                  13D
---------------------------------------------------------              -----------------------------
CUSIP No. 605109107                                                            Page 4 of 12 Pages
---------------------------------------------------------              -----------------------------


----------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS:  Guggenheim Capital, LLC
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
----------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                 (a) | |
                                                                                         (b) |X|
----------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

----------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
----------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(D) OR 2(E)                                                              | |
----------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
----------------------------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                          N/A
   NUMBER OF      ----------------------------------------------------------------------------------
    SHARES           8    SHARED VOTING POWER
 BENEFICIALLY             6,250,000
   OWNED BY       ----------------------------------------------------------------------------------
     EACH            9    SOLE DISPOSITIVE POWER
   REPORTING              N/A
    PERSON        ----------------------------------------------------------------------------------
     WITH           10    SHARED DISPOSITIVE POWER
                          6,250,000
----------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,250,000
----------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES          | |
----------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.04%
----------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          OO, HC
----------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares"), of Mission Resources Corporation ("Mission"), a Delaware corporation. The address of the principal executive office of Mission is 1331 Lamar, Suite 1455, Houston, TX 77010-3039.

Item 2.  Identity and Background.

         This Statement is being filed by Stellar Funding, Ltd. ("Stellar"), a Cayman Islands exempted company, Guggenheim Investment Management, LLC ("GIM"), a Delaware limited liability company, and Guggenheim Capital, LLC ("GC"), a Delaware limited liability company (collectively, the "Reporting Persons"). Stellar's principal office is located at P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. GIM's principal office is located at 135 E. 57th Street, New York, NY 10022. GC's principal office is located at 227 West Monroe Street, Suite 4000, Chicago, IL 60606.

         GC is a holding company, certain direct and indirect subsidiaries of which provide brokerage and investment advisory and investment management services GIM is a registered investment advisor and a wholly owned subsidiary of GC. Stellar is a private entity managed by GIM.

         The name, citizenship, present principal occupation or employment and business address of the executive officers and directors of each of the Reporting Persons is set forth on Schedule I hereto.

         No disclosure under Item 2(d) or Item 2(e) is required with respect to any of the Reporting Persons or the persons named on Schedule I.

Item 3.  Source and Amount of Funds or Other Consideration.

         Stellar acquired 6,250,000 Shares of Mission's Common Stock in a transaction (the "Debt/Equity Swap") in which it exchanged $15,000,000 aggregate principal amount of 10-7/8% Senior Subordinated notes due 2007 Series C of the Issuer (the "Old Notes"), which Stellar had previously acquired in the open market for an aggregate purchase price of $15,652,500, for such Shares. In this transaction, Stellar transferred the Old Notes to Mission, Mission cancelled the Old Notes and Mission issued the 6,250,000 Shares to Stellar. The Debt/Equity Swap was effected pursuant to a Purchase and Sale Agreement dated as of February 25, 2004 (the "PSA") between Stellar and Mission.

         Pursuant to a separate agreement (the "GC Purchase Agreement") dated February 25, 2004, GC agreed to purchase 1,250,000 Shares from Stellar, in accordance with and on the same terms as detailed in the PSA and at the same price that Stellar originally acquired the 6,250,000 Shares pursuant to the PSA. In consideration for this purchase, GC agreed to pay interest at 5% per annum to Stellar for the period between February 25, 2004 and the closing of the sale under the GC Purchase Agreement. The sale of 1,250,00 Shares pursuant to the GC Purchase Agreement was consummated on April 23, 2004, with the prior consent of Stellar's directors. The purchase price for the Shares was approximately $2.419 per share.

Item 4.  Purpose of Transaction.

         This Schedule 13D relates to a voting agreement entered into by Stellar and GC in connection with the execution of an Agreement and Plan of Merger by and between Mission, Petrohawk Energy Corporation, a Delaware corporation ("Petrohawk"), and Petrohawk Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Petrohawk ("Petrohawk Sub") (the "Merger Agreement"), providing for the merger of Mission with and into Petrohawk Sub (the "Merger").

         The Reporting Persons originally acquired the Shares for investment purposes. During the last week of March, a representative of Mission approached a representative of GIM, inquiring as to Stellar's willingness to enter into a voting agreement in connection with a possible merger. The representative of GIM informed Mission that it might be willing to enter into such agreement if the terms of the merger were acceptable. On April 3, to induce

Petrohawk to enter into the Merger Agreement, Stellar and GC entered into a Voting Agreement (the "Voting Agreement"). Pursuant to the Voting Agreement, Stellar and GC have agreed to vote their Shares in connection with any meeting or action by written consent of the Stockholders of Mission (i) in favor of the Merger, the adoption by Mission of the Merger Agreement, and the approval of the terms thereof and (ii) against any transaction or agreement which would reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the Merger and the Merger Agreement.

         Pursuant to the Voting Agreement, GC and Stellar have agreed that they will not (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or consent to any Transfer of, any Shares or any interest therein, except pursuant to the Merger, (ii) enter into any contract, option or other agreement with respect to any Transfer of any Shares or any interest therein, (iii) grant any proxy, power of attorney or other authorization in or with respect to the Shares or (iv) deposit any Shares into a voting trust or enter into a voting agreement or voting arrangement with respect to the Subject Shares.

         Pursuant to the Voting Agreement, GC and Stellar have appointed Petrohawk as their proxy to vote all of their Shares at any meeting of the stockholders of Mission (including any adjournments and postponements thereof)
(i) in favor of the Merger, the adoption by Mission of the Merger Agreement and the approval of the terms thereof, and (ii) against any action or agreement which would impede, interfere with, delay, postpone or attempt to discourage the Merger and the Merger Agreement. GC and Stellar also have appointed Petrohawk as their proxy to execute and deliver any written consents to fulfill their obligations under the Merger Agreement. The proxy is coupled with an interest and is irrevocable until the end of the Term (as defined in the Voting Agreement).

         The Voting Agreement terminates on the first to occur of (i) the effective time of the Merger, (ii) the date upon which the Merger Agreement is terminated in accordance with its terms, (iii) the mutual consent of Petrohawk and Stellar and GC, (iv) material breach of any representation, warranty or covenant, (v) the date of any amendment, waiver or modification to the Merger Agreement in a manner that reduces the consideration to be received in the merger or otherwise materially adversely affects GC or Stellar, or (vi) December 31, 2005.

         Subject to their obligations under the Voting Agreement and the PSA, and following the termination of the Voting Agreement, in the event the Merger has not occurred, the Reporting Persons may from time to time acquire or dispose of beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise.

Item 5.  Interest in Securities of Issuer.

         (a)(b) Stellar is the direct beneficial owner of 5,000,000 Shares and GC is the direct beneficial owner of 1,250,000 Shares. GIM is authorized to vote and exercise dispositive power over the Shares owned by Stellar and, accordingly, may be an indirect beneficial owner of the 5,000,000 Shares owned by Stellar. GC is the parent of GIM, owns 1,250,000 Shares and may be considered to be acting as a group with Stellar. Accordingly GC may be deemed an indirect beneficial owner of the 5,000,000 shares owned by Stellar.

          Based on Mission's public filings, the Reporting Persons believe that Mission has 41,550,671 Shares outstanding. Accordingly, the 1,250,000 Shares owned directly by GC constitute approximately 3.01% of the issued and outstanding Shares and the 5,000,000 Shares owned directly by Stellar constitute approximately 12.03% of the issued and outstanding Shares. Stellar has contractually delegated to GIM all investment and voting power with respect to the Shares owned by it. Accordingly, GIM may be deemed to be, for purposes of Rule 13D-3 under the Securities Exchange Act of 1934, the beneficial owner of 5,000,000 Shares, representing approximately 12.03% of Mission's issued and outstanding Shares. GC is the parent of GIM, accordingly GC may be deemed to own the Shares beneficially owned by GIM. Including the Shares beneficially owned by GIM, GC may be deemed to own 6,250,000 Shares, representing approximately 15.04% of the issued and outstanding Shares.

         (c) None.

         (d) Pursuant to GC's Deferred Incentive Compensation Plan, employees of GC may have the right to receive a portion of any dividends or proceeds from the sale of the 1,250,000 Shares owned by GC.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships
         With Respect To Securities Of Issuer.

         As disclosed in Item 3 above, Stellar acquired the Shares from Mission pursuant to the PSA. The PSA provides that, for so long as Stellar beneficially owns 5% or more of the outstanding securities of Mission entitled to vote, it will not, directly or indirectly (unless specifically invited in writing to do so by Mission) do either of the following:

              (a) sell, or contract to sell or grant, any option or right to purchase any Shares or make any short sale of or establish a equivalent position with respect to the Shares at a time when it has no equivalent offsetting long position in the Shares; or

              (b) sell, or contract to sell more than 2% of Mission's outstanding voting securities to any single person or group of related persons; provided, however, that this prohibition shall not apply to any transaction effected in good faith on the Nasdaq stock market.

         In addition, the PSA provides that in the event that any action is submitted to Mission stockholders for their approval, whether at a meeting or by written consent, at a time when Stellar owns more than 9.9% of Mission's voting securities, unless otherwise approved in writing in advance by Mission, Stellar will vote all voting securities as to which it has the right to vote that exceeds the 9.9% amount in the same manner as (i.e., in favor of, against and abstentions with respect to) and proportionately to the votes cast by all other voting securities that are entitled to vote with respect to such matter. In the Voting Agreement, Mission waived this provision to allow Stellar and GC to take the actions required by the Voting Agreement.

         Pursuant to the terms of the PSA, Mission and Stellar entered into a Registration Rights Agreement, which obligated Mission to file a registration statement with the Securities and Exchange Commission on Form S-3 registering the resale of the Shares. Mission agreed to use its commercially reasonable efforts to cause the registration statement to become effective as soon as practicable and to keep the registration statement effective until the earlier of (i) the date when all of the registered Shares have been sold, (ii) the date on which all of the Shares either cease to be outstanding or are held by persons who are not affiliates of Mission and may be resold pursuant to Rule 144(k) under the Securities Act of 1933, or (iii) the later of two years after the effective date of the registration statement, and the date on which all of the Shares may be sold pursuant to Rule 144 in a three-month period. The Registration Rights Agreement also contains standard provisions requiring Mission and Stellar to indemnify each other for liabilities arising in connection with the sale of Shares pursuant to the registration statement.

         Substantially all the assets of Stellar, including the Shares, are pledged to a trustee pursuant to an indenture under which Stellar has issued certain notes.

         See Item 4 for a description of the Voting Agreement. The description herein of the Voting Agreement, the PSA and the Registration Rights Agreement and the matters contemplated thereby is qualified in its entirety by reference to each of the Voting Agreement, the PSA and the Registration Rights Agreement, respectively.

         Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their directors or executive officers, has any contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of Mission.

Item 7.  Material to be Filed as Exhibits.

         The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

               (1) Joint Filing Agreement.

               (2) Voting Agreement dated April 3, 2005, among Petrohawk Energy Corporation, Mission Resources Corporation, Stellar Funding, Ltd., and Guggenheim Capital, LLC (incorporated by reference to Exhibit 10.2 to Mission Resources' current report on Form 8-K filed on April 7, 2005).

               (3) Purchase and Sale Agreement dated as of February 25, 2004, by and between Mission Resources Corporation and Stellar Funding Ltd. (incorporated by reference to Exhibit 99.2 to Mission Resources' current report on Form 8-K filed on February 25, 2004).

               (4) Registration Rights Agreement dated as of February 25, 2004, by and between Mission Resources Corporation and Stellar Funding Ltd. (incorporated by reference to Exhibit 99.3 to Mission Resources' current report on Form 8-K filed on February 25, 2004)

                                   Signature

         After reasonable inquiry and to the best of the undersigned's' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 13, 2005

                                    STELLAR FUNDING, LTD.
                                    By:  Guggenheim Investment Management, LLC


                                    By:  /s/ Stephen D. Sautel
                                       ---------------------------------------
                                        Stephen D. Sautel
                                        Managing Director


                                    GUGGENHEIM INVESTMENT MANAGEMENT, LLC.


                                    By: /s/ Stephen D. Sautel
                                       ---------------------------------------
                                        Stephen D. Sautel
                                        Managing Director


                                    GUGGENHEIM CAPITAL, LLC


                                    By: /s/ Dominic Curcio
                                       ---------------------------------------
                                       Name:   Dominic Curcio
                                       Title:  Managing Director



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be riled with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

         The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                  SCHEDULE I
                      Directors and Executive Officers of
                             the Reporting Persons


         The name, citizenship, present principal occupation or employment and business address of each of the directors and executive officers of each of the Reporting Persons is set forth below. With the exception of Laurence A. Cheng, who is a citizen of Canada, Helen Frances Allen, who is a citizen of Great Britain and Cayman Islands, Carrie Maureen Bunton, who is a citizen of Canada and Cayman Islands, each person listed in Schedule I hereto is a citizen of the United States. The business address for each director and executive officer of Guggenheim Investment Management, LLC is 135 57th Street, New York, NY 10022.

GIM
---

       Name                                       Employment                                Business Address
       ----                                       ----------                                ----------------
Stephen D. Sautel                                 Managing Director                         Guggenheim Investment
                                                  Guggenheim Investment                     Management, LLC
                                                  Management, LLC                           135 East 57th Street
                                                                                            New York, NY  10022

Todd L. Boehly                                    Managing Director                         Guggenheim Investment
                                                  Guggenheim Investment                     Management, LLC
                                                  Management, LLC                           135 East 57th Street
                                                                                            New York, NY  10022

Adrian G.W. Duffy                                 Managing Director                         Guggenheim Investment
                                                  Guggenheim Investment                     Management , LLC
                                                  Management, LLC                           135 East 57th Street
                                                                                            New York, NY  10022

Dominic J. Curcio                                 Director                                  Guggenheim Capital, LLC
                                                  Guggenheim Investment                     2l27 West Monroe Street
                                                  Management, LLC                           Suite 4000
                                                                                            Chicago, IL 60606

GC
--
       Name               Employment                                     Business Address
       ----               ----------                                     ----------------
Loren M. Katzovitz        Executive Committee Member                     Guggenheim Capital, LLC
                          Guggenheim Capital, LLC                        135 East 57th Street
                                                                         New York, NY  10022

Jonathan T. Morley        Executive Committee Member                     Guggenheim Capital, LLC
                          Guggenheim Capital, LLC                        135 East 57th Street
                                                                         New York, NY  10022

Mark R. Walter            Chief Executive Officer                        Guggenheim Capital, LLC
                          Executive Committee                            227 W. Monroe
                          Guggenheim Capital, LLC                        Suite 4900
                                                                         Chicago, IL  60606

Dominic J. Curcio         Executive Officer                              Guggenheim Capital, LLC
                          Guggenheim Capital, LLC                        227 W. Monroe
                                                                         Suite 4900
                                                                         Chicago, IL  60606

Homer J. Holland          Chief Executive Officer                        Holland Partners
                          Holland Partners                               7301 E. Sundance Trail
                                                                         D201
                                                                         PO Box 5402
                                                                         Carefree, AZ  85377




       Name               Employment                                     Business Address
       ----               ----------                                     ----------------

Laurence A. Cheng         Chief Executive Officer                        Capital Z
                          Capital Z                                      54 Thompson Street
                                                                         New York, NY  10012
Stellar Funding
---------------


           Name           Employment                                     Business Address
           ----           ----------                                     ----------------

Helen Frances Allen       Senior Vice President - Structured Finance     Maples Finance Limited
                          Maples Finance Limited                         P.O. Box 1093GT
                                                                         Queensgate House
                                                                         South Church Street
                                                                         Georgetown
                                                                         Grand Cayman
                                                                         Cayman Islands

Phillip Bradley Hinds     Senior Vice President - Structured Finance     Maples Finance Limited
                          Maples Finance Limited                         P.O. Box 1093GT
                                                                         Queensgate House
                                                                         South Church Street
                                                                         Georgetown
                                                                         Grand Cayman
                                                                         Cayman Islands

Carrie Maureen Bunton     Vice President - Structured Finance            Maples Finance Limited
                          Maples Finance Limited                         P.O. Box 1093GT
                                                                         Queensgate House
                                                                         South Church Street
                                                                         Georgetown
                                                                         Grand Cayman
                                                                         Cayman Islands

Exhibit 1

                            JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each them of a Statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, $.01 par value per share, of Mission Resources Corporation. The undersigned further consent and agree to the inclusion of this Joint Filing Agreement (the "Agreement") as an Exhibit to such Schedule 13D. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 13th day of April, 2005.

                                    STELLAR FUNDING, LTD.
                                    By:  Guggenheim Investment Management, LLC


                                    By: /s/ Stephen D. Sautel
                                       ---------------------------------------
                                        Stephen D. Sautel
                                        Managing Director


                                    GUGGENHEIM INVESTMENT MANAGEMENT, LLC.


                                    By: /s/ Stephen D. Sautel
                                       ---------------------------------------
                                        Stephen D. Sautel
                                        Managing Director


                                    GUGGENHEIM CAPITAL, LLC


                                    By: /s/ Dominic Curcio
                                       ---------------------------------------
                                        Name:   Dominic Curcio
                                        Title:  Managing Director